Exhibit 99.4

AMENDMENT 2014-1
TO THE
WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN/
UNION EMPLOYEES’ SAVINGS PLAN
AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2013
WITNESSETH:
WHEREAS, Washington Gas Light Company (the “Employer”) established the Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan (the “Plan”) effective July 1, 1987, as most recently amended and restated effective January 1, 2013; and
WHEREAS, the Employer wishes to amend the Plan in accordance with the request of the IRS in connection with the issuance of a favorable determination letter for the Plan; and
WHEREAS, Section 14.00 of the Plan permits the Plan Administrator in cooperation with the Authorized Officers to amend the Plan for compliance with requirements related to the Plan’s tax qualified status.
NOW, THEREFORE, the Plan is amended as follows:

1.	Section 2.18 is amended to read as follows (new language is shown in bold italics):
2.18     Employee ‑‑ any person employed by the Employer who is represented or eligible to be represented by a collective bargaining unit for the purpose of bargaining with the Employer with respect to wages, hours of employment or other conditions of employment, but excluding any person considered a leased employee and any person considered a “key employee” within the definition of Section 416 of the Code (i.e., an employee who, at any time during the plan year, is (i) an officer of the Employer having annual Section 415 Compensation greater than $130,000 (as adjusted in accordance with Section 416(i)(1)(A) of the Code); provided no more than 50 employees shall be deemed key employees under this clause (i), (ii) a 5-percent owner of the Employer, or (iii) a 1-percent owner of the employer having annual Section 415 Compensation from the Employer of more than $150,000). A leased employee shall mean any person (other than an employee of the recipient) who provides services to the recipient if: (i) such services are provided pursuant to an agreement between the recipient and any other person (“leasing agreement”); (ii) such person has performed such services for the recipient (or for the recipient and related persons determined in accordance with section 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one year; (iii) such services are performed under the primary direction or control of the recipient (effective January 1, 1997); and (iv) the recipient classifies such person as a leased employee (regardless of the individual's employment status under applicable law). A leased employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase plan maintained by the leasing organization providing: (1) a

Exhibit 99.4

nonintegrated employer contribution rate of at least 10 percent of compensation, as defined in section 415(c)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under section 125, section 132(f)(4) (effective January 1, 2001), section 402(e)(3), section 402(h) or section 403(b) of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than 20 percent of the recipient's nonhighly compensated work force. Employee also shall not include an individual classified by the Employer as an independent contractor regardless of the individual’s employment status under applicable law or his reclassification by a court or administrative agency as a common law employee and not an independent contractor.

2.	Section 2.25 is amended to read as follows (new language is shown in bold italics):
2.25    Highly Compensated Employee ‑‑ effective for Determination Years beginning after December 31, 1996, an Employee who performs service during the Determination Year and is described in one or more of the following groups in accordance with IRS regulations:
(a)    An Employee who is a five percent (5%) owner as defined in Section 416(i)(1)(iii) of the Code, at any time during the Determination Year or the Look-back Year.
(b)    An Employee who receives Compensation in excess of $80,000 during the Look-back Year. (The $80,000 limitation will be adjusted annually for increases in the cost of living in accordance with Section 415(d) of the Code.)
A former Employee shall be treated as a Highly Compensated Employee if such former Employee had a separation year prior to the Determination Year and was a Highly Compensated active Employee for either (1) such Employee’s separation year or (2) any Determination Year ending on or after the Employee’s 55th birthday. A separation year is the Determination Year in which the Employee separates from service.
Notwithstanding anything to the contrary in this Plan, Sections 414(b), (c), (m), (n) and (o) of the Code are applied prior to determining whether an Employee is a Highly Compensated Employee.
For purposes of this section,
(a)    “Compensation” shall mean compensation as defined in Section 2.40.
(b)    “Determination Year” shall mean the Plan Year for which the determination of who is Highly Compensated is being made.
(c)    “Look-back Year” shall mean the twelve (12) month period preceding the Determination Year.
*    *        *

Exhibit 99.4

IN WITNESS WHEREOF, this amendment to the Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan was executed on its behalf in whole or in counterpart by its Authorized Officers and Plan Administrator, this 18th day of September, 2014.

/s/ Terry D. McCallister        /s/ Vincent L. Ammann, Jr.
Terry D. McCallister    Vincent L. Ammann, Jr.
Chairman of the Board and    Senior Vice President and
Chief Executive Officer     Chief Financial Officer

/s/ Adrian P. Chapman        /s/ Luanne S. Gutermuth
Adrian P. Chapman    Luanne S. Gutermuth
President and    Vice President, Human Resources
Chief Operating Officer     and Organization Development

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